

Ray Riek · 3rd

Principal, R&D Management Consulting, LLC

Lake Saint Louis, Missouri · 131 connections · Contact info

R&D Management Consulting, LLC

University of Massac Amherst

Experience

Management Consultant

R&D Management Consulting, LLC
1998 – Present · 22 yrs
St. Louis Missouri

Experience includes leading seminars in the Commercialization of New Products and the introduction and utilization of Stage-Gate development processes. Consulted with several Fortune 500 companies in these areas.

Consulted from 1998 to 2004, taking time to lead startup efforts with innovative new green technology, and since returned to consulting. Concentrating now on scrap tire pyrolysis working with startup companies to improve success.

CEO

Carbolytic Materials company
2006 – 2012 · 6 yrs

Monsanto Company

10 yrs

Director, Technology
1993 – 1996 · 3 yrs

St. Louis, MO

Saflex Business Unit (optical films for safety glass). Directed product and process research, capital engineering projects, and marketing technical services.

Director, Technology
1989 – 1993 · 4 yrs
Akron, Ohio

Directed product and process research, plant engineering, commercial development, marketin
technical services, and the Akron sites.

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Education

University of Massachusetts Amherst
MS, ChE

University of Rochester
BS, ChE